Mail Stop 4561   October 15, 2008

Mr. Ralph E. Schank
President and Chief Executive Officer
St. Joseph Bancorp, Inc.
1901 Frederick Ave.
St. Joseph, MO 64501

> **Re:**   **St. Joseph Bancorp, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 17, 2008**
> **File No. 333-153541**

Dear Mr. Schank:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

Prospectus Cover Page

1.   Please confirm that the company will not use the prospectus prior to the effective date of the registration statement, or, alternatively, please revise to include an appropriate "subject to completion" legend on the cover page of the prospectus. Refer to Item 501(b)(10) of Regulation S-K.

<u>Summary</u>

2.   Please revise the preamble to state that it highlights "the material" information, not "selected," from the document.

<u>How We Determined the Offering Range, page 4</u>

3.   It appears that management made no adjustments to the valuation range provided by RP Financial and concluded that the appraisal was reasonable. Please briefly describe management's analysis in determining whether RP Financial's appraisal was appropriate for pricing the deal. We note the disclosure on page 4 that the directors considered pro forma earnings and the range of price-to-book value ratios and price-to-tangible book value ratios at the different amounts of shares to be sold in the offering.

4.   Revise this section to briefly discuss the factors which led RP Financial to value the equity of St. Joseph Bancorp at a discount to the peer group. We note that one of the more significant adjustments appears to be based upon concern about marketing a new issuer.

5.   Please disclose the peer group companies used by RP Financial in its appraisal of St. Joseph Bancorp, Inc.

<u>After-Market Stock Price Performance, page 6</u>

6.   Please delete the Average and Median numbers from the "Through August 28, 2007" column. Also, it appears that this column should present the appreciation figures through August 2008, not 2007.

<u>Purchases by Officer and Directors, page 10</u>

7.   Please revise this section to also disclose the percentage of shares that directors and executives, together with their associates, will own at the minimum of the offering range. Please also revise the related information on page 88.

<u>Risk Factors, page 15</u>

8.   The purpose of the risk factors section is to discuss the most significant factors that make the offering speculative or risky. It is not intended to be a place for the company to offer assurances. However, you make several references to the company's inability to offer assurances. Instead of stating the company's inability to make assurances, please revise these portions of the risk factors section to merely state the material risks that exist due to the uncertainties addressed.

9.   Revise the last risk factor on page 15 to quantify the extent you intend to enter these lending areas, e.g., the majority of the net proceeds, etc. In addition, disclose whether or not the Company has, or any of its employees have, any expertise in these lending areas.

10.   Revise the first full risk on page 18 to disclose whether a local downturn has occurred and quantify its effect on collateral underlying outstanding loans.

11.   Noting from page 47 that 56% of deposits are CDs with less than a year maturity, consider adding a risk factor and describe the risks if such deposits are not renewed.

One- to Four-Family Residential Mortgage Loans, page 54

12.   Please discuss the recent foreclosure trends in the areas in which Midwest Federal Savings makes it loans.

13.   Please disclose the percentage of loans made by Midwest Federal Savings that exceeded a loan-to-value ratio of 80 percent at the time the loans were made. Please also disclose the percentage of loans with LTV ratios currently above 80%.

Mortgage-Backed Securities, page 64

14.   Please revise the descriptions of Freddie Mac and Fannie Mae to reflect each entity's current structure.

Transaction with Certain Related Persons, page 86

15.   Please revise the disclosure in this section to clarify, if true, that loans to covered persons were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Refer to Instruction 4.c to Item 404 of Regulation S-K.

The Conversion; Plan of Distribution, page 89

16.   You qualify the summary of the plan of conversion in its entirety by referencing the plan. It is inappropriate to disclaim responsibility to provide an accurate summary. Please remove the qualifying language.

Determination of Share Price and Number of Shares to be Issued, page 92

17.   It is unclear whether you have disclosed all material factors relied upon by RP Financial in preparing its valuation. Please revise to state all material factors considered.

18.   Please indicate the amount of compensation RP Financial has received from Midwest Federal Savings and St. Joseph Bancorp, Inc. during the previous two years.

Exhibits

Exhibit 8

19.   Remove the term "certain" from the Re: line of the opinion.

              *   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3434 with any questions.

Sincerely,

Michael R. Clampitt
Senior Attorney

cc: By fax (202) 362-2902
        Robert I. Lipsher, Esq.
        Luse Gorman Pomerenk & Schick, P.C.